EXHIBIT 1.2

Southern Africa

Press Release

31 August 2009

Sappi Southern Africa commences consultations regarding cost reduction and efficiency improvement initiatives at its Kraft and Fine Paper mills in South Africa.

Sappi Southern Africa today began a process of consultations with employees and trade unions at its Kraft and Fine Paper mills regarding cost reduction and efficiency improvement initiatives to ensure that the company is well positioned to take full advantage of the expected improvement in operating conditions and markets.

“We will begin consultations with our employees at our Tugela, Ngodwana and Enstra mills regarding proposals for cost reduction and efficiency improvement initiatives to ensure that we meet our stated objectives of improved profitability and delivering acceptable returns,” commented Jan Labuschagne, Chief Executive Officer of Sappi Southern Africa. “The proposed actions are required to successfully meet the challenges of the depressed economic conditions we are experiencing in the domestic and export markets for Fine Paper and Kraft products. These actions will not impact on our ability to meet customer demand or current commitments.” he continued.

“Any decision which may lead to retrenchments remains difficult and one we only consider as a last resort. We do not expect this to affect more than 400 employees across the three mills. These initiatives will ensure that we are strongly positioned to take full advantage of any improvements in our markets and in economic conditions in general,” he concluded.

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Issued by:
Brunswick South Africa on behalf of Sappi Limited
Tel + 27 11 502 7300
Fax + 27 11 268 5747

For further information contact:

André F Oberholzer
Group Head Corporate Affairs
Sappi Limited
Tel +27 11 407 8044
Mobile +27 83 235 2973
Andre.Oberholzer@sappi.com